SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

The Wet Seal, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

961840105
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10019 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of [●] Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 961840105	SCHEDULE 13D/A	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 850 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 850 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 850 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,869,622 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,869,622 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,869,622 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.20%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,058,433 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,058,433 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,058,433 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.18%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON Clinton Retail Opportunity Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,006,858 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,006,858 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,006,858 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.24%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON Clinton Special Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 557,132 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 557,132 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 557,132 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.62%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 470,340 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 470,340 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 470,340 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.52%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,963,235 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,963,235 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,963,235 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.77%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 961840105	SCHEDULE 13D/A	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,963,235 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,963,235 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,963,235 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.77%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 10 of 22 Pages

This Amendment No. 11 ("Amendment No. 11") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 30, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on September 5, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on September 13, 2012 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on September 17, 2012 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on September 19, 2012 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on September 21, 2012 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D, filed with the SEC on September 27, 2012 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D, filed with the SEC on October 1, 2012 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D, filed with the SEC on October 3, 2012 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D, filed with the SEC on October 5, 2012 ("Amendment No. 9") and Amendment No. 10 to the Original Schedule 13D, filed with the SEC on October 22, 2012 ("Amendment No. 10" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and this Amendment No. 11, the "Schedule 13D") with respect to the Class A common stock, par value $0.10 per share (the "Class A Common Stock"), of The Wet Seal, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 11 have the meanings set forth in the Schedule 13D. This Amendment No. 11 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a)–(c) of Item 2 are hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is filed by (i) Clinton Spotlight Fund, L.P., a Delaware limited partnership ("Spotlight Fund"); (ii) Clinton Spotlight Master Fund, L.P., a Cayman Islands exempted limited partnership ("SPOT"); (iii) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("Magnolia"); (iv) Clinton Retail Opportunity Partnership, L.P., a Delaware limited partnership ("CROP"); (v) Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company ("CSO"); (vi) Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership ("CREL"); (vii) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SPOT, Magnolia, CROP, CSO and CREL (“CGI”); and (viii) George E. Hall, a United States citizen, who serves as President of CGI ("Mr. Hall" and together with Spotlight Fund, SPOT, Magnolia, CROP, CSO, CREL and CGI, “Clinton”).

(b) The principal business address of Spotlight Fund, CROP, CGI and Mr. Hall is 9 West 57th Street, 26th Floor, New York, New York 10019. The principal business address of SPOT, Magnolia, CSO and CREL is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c) The principal business of CGI is to provide investment management services to private individuals and institutions. The principal business of SPOT, Magnolia, CROP, CREL and CSO is to invest in securities. The principal business of Spotlight Fund is to serve as a domestic feeder fund for SPOT. The principal business of Mr. Hall is to serve as President of CGI.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 11 of 22 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $20,724,285 (including brokerage commissions) in the aggregate to acquire the shares of Class A Common Stock reported herein as beneficially owned.

Funds for the purchase of the Class A Common Stock reported herein as beneficially held by Clinton were derived from (i) available working capital of Spotlight Fund, for the shares of Class A Common Stock held directly by it; (ii) available working capital of SPOT, for the shares of Class A Common Stock held directly by it; (iii) available working capital of Magnolia, for the shares of Class A Common Stock held directly by it; (iv) available working capital of CROP, for the shares of Class A Common Stock held directly by it; (v) available working capital of CSO, for the shares of Class A Common Stock held directly by it; (vi) available working capital of CREL, for the shares of Class A Common Stock held directly by it; and (vii) margin borrowings described in the following sentence, for the shares of Class A Common Stock held directly by Spotlight Fund, SPOT, Magnolia, CROP, CSO and CREL. Such Class A Common Stock is held by Clinton in commingled margin accounts, which may extend margin credit to Clinton from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Class A Common Stock reported herein as beneficially owned by Clinton.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 13, 2013, CGI sent a letter to the Board applauding the swift actions of the new Board, including the appointment of a new Chief Executive Officer, the reduction in overhead costs, the announcement of a share buyback plan and the resolution of various EEOC matters, and encouraging a more aggressive approach to returning excess capital to shareholders. In particular, CGI suggested implementing a Dutch Auction self-tender offer, which would likely permit the Issuer to return to shareholders as much as an additional $35 to $55 million in capital this quarter. CGI noted that, given the long-term prospects of the business and CGI's confidence in the ability of the Board to affect positive change, CGI and its affiliates would not tender their shares of Class A Common Stock in such a tender offer but there do appear to be other shareholders who would tender.

The foregoing summary is qualified in its entirety by reference to the full text of the letter, a copy of which is attached as Exhibit 14 to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 12 of 22 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) The aggregate number and percentage of shares of Class A Common Stock to which this Schedule 13D relates is 6,963,235 shares of Class A Common Stock, constituting approximately 7.77% of the Issuer’s currently outstanding Class A Common Stock. The aggregate number and percentage of shares of Class A Common Stock reported herein are based upon the 89,610,534 shares of Class A Common Stock outstanding as of November 19, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended October 27, 2012, filed with the Securities and Exchange Commission on November 21, 2012.

(i) Spotlight Fund:
	(a)	As of the date hereof, Spotlight Fund may be deemed the beneficial owner of 850 shares of Class A Common Stock.
Percentage: Approximately 0.00% as of the date hereof.
		1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 850 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 850 shares of Class A Common Stock

(ii) SPOT:
	(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 2,869,622 shares of Class A Common Stock.
Percentage: Approximately 3.20% as of the date hereof.
		1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 2,869,622 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 2,869,622 shares of Class A Common Stock
(iii) Magnolia:
	(a)	As of the date hereof, Magnolia may be deemed the beneficial owner of 1,058,433 shares of Class A Common Stock.
Percentage: Approximately 1.18% as of the date hereof.
		1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,058,433 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,058,433 shares of Class A Common Stock

CUSIP No. 961840105	SCHEDULE 13D/A	Page 13 of 22 Pages

(iv) CROP:
(a)	As of the date hereof, CROP may be deemed the beneficial owner of 2,006,858 shares of Class A Common Stock.
Percentage: Approximately 2.24% as of the date hereof.
	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 2,006,858 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 2,006,858 shares of Class A Common Stock

(v) CSO:
(a)	As of the date hereof, CSO may be deemed the beneficial owner of 557,132 shares of Class A Common Stock.
Percentage: Approximately 0.62% as of the date hereof.
	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 557,132 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 557,132 shares of Class A Common Stock

(vi) CREL:
(a)	As of the date hereof, CREL may be deemed the beneficial owner of 470,340 shares of Class A Common Stock.
Percentage: Approximately 0.52% as of the date hereof.
	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 470,340 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 470,340 shares of Class A Common Stock

(vii) CGI:
(a)	As of the date hereof, CGI may be deemed the beneficial owner of 6,963,235 shares of Class A Common Stock.
Percentage: Approximately 7.77% as of the date hereof.
	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 6,963,235 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 6,963,235 shares of Class A Common Stock

CUSIP No. 961840105	SCHEDULE 13D/A	Page 14 of 22 Pages

(viii) Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 6,963,235 shares of Class A Common Stock.
Percentage: Approximately 7.77% as of the date hereof.
		1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 6,963,235 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 6,963,235 shares of Class A Common Stock

(b) By virtue of investment management agreements with Spotlight Fund, SPOT, Magnolia, CROP, CSO and CREL, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 6,963,235 shares of Class A Common Stock beneficially owned by Spotlight Fund, SPOT, Magnolia, CROP, CSO and CREL. By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Class A Common Stock as to which CGI has voting power or dispositive power.

(c) All transactions in Class A Common Stock effected by the Reporting Persons in the past sixty days are set forth in Schedule B hereto. Unless otherwise indicated, all such transactions were effected in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 15 to this Schedule 13D and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
14	Letter, dated February 13, 2013.
15	Joint Filing Agreement, dated February 13, 2013.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 15 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

Clinton Spotlight Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Spotlight Master Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Retail Opportunity Partnership, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

CUSIP No. 961840105	SCHEDULE 13D/A	Page 16 of 22 Pages

Clinton Special Opportunities Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Relational Opportunity Master Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George E. Hall
George E. Hall

CUSIP No. 961840105	SCHEDULE 13D/A	Page 17 of 22 Pages

Schedule B

The following table sets forth all transactions with respect to the shares of Class A Common Stock effected during the past 60 days by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

Clinton Spotlight Master Fund, L.P.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
12/31/2012	18,000	2.746
1/2/2013	1,845	2.8246
1/2/2013	9,405	2.8094
1/3/2013	6,750	2.8018
1/4/2013	9,000	2.7224
1/7/2013	5,000	2.7284
1/24/2013	(450)	2.75
1/31/2013	3,800	2.8073
2/12/2013	(7,960)	2.9962

Clinton Magnolia Master Fund, Ltd.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
12/31/2012	9,000	2.746
1/2/2013	615	2.8246
1/2/2013	3,136	2.8094
1/3/2013	2,000	2.8018
1/4/2013	3,000	2.7224
1/7/2013	1,000	2.7284
1/31/2013	2,200	2.79
2/1/2013	(25,000)	2.8
2/5/2013	100,200	2.7996
2/12/2013	(1,990)	2.9962

Clinton Retail Opportunity Partnership, L.P.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
12/31/2012	13,500	2.746
1/2/2013	1,435	2.8246
1/2/2013	7,314	2.8094
1/3/2013	5,000	2.8018
1/4/2013	6,000	2.7224
1/7/2013	4,000	2.7284
1/24/2013	(450)	2.75
2/12/2013	(7,990)	2.9962

CUSIP No. 961840105	SCHEDULE 13D/A	Page 18 of 22 Pages

Clinton Special Opportunities Master Fund, Ltd.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
2/4/2013	(25,000)	2.77
2/12/2013	(1,000)	2.9962

Clinton Relational Opportunity Master Fund, L.P.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
12/19/2012	10,000	2.7958
12/19/2012	15,000	2.7994
12/31/2012	4,500	2.746
1/2/2013	205	2.8246
1/2/2013	1,045	2.8094
1/3/2013	1,250	2.8018
1/4/2013	2,000	2.7224
1/7/2013	10,000	2.7284
1/31/2013	5,000	2.8073
2/1/2013	25,000	2.8
2/4/2013	10,000	2.7936
2/4/2013	7,300	2.7932
2/4/2013	25,000	2.77
2/4/2013	50,000	2.79
2/5/2013	145,000	2.7996
2/12/2013	(960)	2.9962

CUSIP No. 961840105	SCHEDULE 13D/A	Page 19 of 22 Pages

EXHIBIT 14

February 13, 2013

Board of Directors
The Wet Seal, Inc.
26972 Burbank
Foothill Ranch, CA 92610

RE:	Progress of the New Board and the Return of Additional Capital

Ladies and Gentlemen:

I write on behalf of Clinton Group, Inc. ("Clinton"), the investment manager of several funds and accounts that collectively own nearly 7 million shares of the common stock of The Wet Seal, Inc. ("Wet Seal" or the "Company").

We appreciate the swift actions of the new Board, including the appointment of a new Chief Executive Officer, the reduction in overhead costs, the announcement of a share buyback plan and the resolution of various EEOC matters. We believe these actions put the Company on firm ground for future operating improvements and will benefit shareholders and the stock price.

In particular, we estimate that once implemented, the annual cost savings and reduced share count should augment EPS in FY13 by $0.04 and annually by more than $0.06 per share thereafter. At the average price to earnings multiple of the last five years, these early moves by the new team should add more than $0.75 per share to the stock price.

As we have often indicated, given the importance of every day and every penny of EPS, we believe the Company should return all of its excess capital to shareholders as soon as possible. The buyback is one good way to return capital and to take advantage of supply-demand imbalances in the Company’s stock. We applaud you for authorizing that program.

The Company should also adopt a more aggressive approach to returning its significant, excess capital to shareholders rapidly and with certainty. A Dutch Auction self-tender would likely permit the Company to return as much as an additional $35 to $55 million in capital this quarter, reducing the share count and adding almost another $0.06 to EPS in FY14 (and another $0.75 to the stock price).

Given the long-term prospects of the business and our confidence in your ability to continue to affect positive change, we would not be sellers into such a tender offer. But it appears some shareholders are sellers at these price levels; there is no better buyer of their stock than the Company, which has unused shareholder capital at its ready disposal.

We would certainly recommend that the Company retain sufficient cash reserves for its working capital purposes and for future growth in store count. But we also know that every day that goes by while the extra cash remains on the balance sheet, an opportunity to create additional shareholder value dissipates. Certainly, if the Company waits until evidence of the operational turnaround is manifest, the stock price will be much higher and the impact of buying back stock on the remaining shareholders will be substantially dampened. Now is the time to act.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 20 of 22 Pages

Please consider a near-term self-tender in addition to the buyback you have announced. We appreciate your efforts in helping the Company succeed again.

Sincerely yours,

//s//
Joseph De Perio
Senior Portfolio Manager

//s//
Gregory P. Taxin
Managing Director

CUSIP No. 961840105	SCHEDULE 13D/A	Page 21 of 22 Pages

EXHIBIT 15

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 13, 2013

Clinton Spotlight Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Spotlight Master Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

CUSIP No. 961840105	SCHEDULE 13D/A	Page 22 of 22 Pages

Clinton Retail Opportunity Partnership, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Special Opportunities Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Relational Opportunity Master Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George E. Hall
George E. Hall